# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aditxt, Inc., CIK 0001726711
CUSIP: 007025869
Title of class of securities: Common Stock ($.001 par Value)
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, RICHMOND, Virginia (VA), 23219
Date of event which requires filing of this statement: 06/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002124099

## Reporting persons
- Xu Devon Xin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (12.3% of the class)
- Gong Sandie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 100,000; shared voting power 0; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (12.3% of the class)

## Item 1. Issuer
Name of issuer: Aditxt, Inc.
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, RICHMOND, VIRGINIA, 23219.

## Item 2. Person Filing
Name of person filing: Sandie Gong and Devon Xu
Address of principal business office or, if none, residence: 398 Sackett St, Unit 2, Brooklyn, NY 11231
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 100,000 shares of Common Stock
Percent of class: 12.3
Sole power to vote or to direct the vote: Sandie Gong - 100,000; Devon Xu - 0
Shared power to vote or to direct the vote: Sandie Gong - 0; Devon Xu - 0
Sole power to dispose or to direct the disposition: Sandie Gong 0; Devon Xu - 0
Shared power to dispose or to direct the disposition: Sandie Gong - 100,000; Devon Xu - 100,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The shares of Common Stock reported herein were held of record in a brokerage account in the name of Sandie Gong. Devon Xu, the spouse of Ms. Gong, held trading authorization over such account and may be deemed to share the power to dispose of, and to have a pecuniary interest in, the shares held in such account.

The amounts reported above reflect beneficial ownership as of June 9, 2026, the date of the event requiring the filing of this statement. As described in Amendment No. 1 to this Schedule 13G, on June 9, 2026 the Reporting Persons disposed of all shares of Common Stock reported herein and, as of the date of filing, beneficially own no shares of Common Stock.

The percentage reported in Item 4(b) is based on 815,921 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed May 20, 2026."

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Xu Devon Xin: /s/ Devon Xin Xu, Devon Xu (06/11/2026)
- Gong Sandie: /s/ Sandie Gong, Sandie Gong (06/11/2026)